SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

[Rule 13d-101]

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and

Amendments Thereto Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tiger Media, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G88685105

(CUSIP Number)

Joshua B. Weingard, Esq.

Tiger Media, Inc.

4400 Biscayne Blvd.

Miami, FL 33137

(305) 575-4602

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. G88685105	Page 2 of 9

1.	Names of reporting persons MOJICA LIMITED
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 2,052,239(1)
	9.	Sole dispositive power
	10.	Shared dispositive power 2,052,239(1)
11.	Aggregate amount beneficially owned by each reporting person 2,052,239(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.6%
14.	Type of reporting person (see instructions) CO

(1)	MOJICA LIMITED (“MOJICA”) holds 2,052,239 ordinary shares of Tiger Media, Inc. (the “Company”) as nominee for Symbol Media, Inc. (“Symbol Media”), which acquired the shares pursuant to an Asset Purchase Agreement, dated June 17, 2013. Both MOJICA and Symbol Media are owned 24.5% by TGC Partners Limited and 75.5% by Stephen Zhu.

SCHEDULE 13D/A

CUSIP No. G88685105	Page 3 of 9

1.	Names of reporting persons TGC Partners Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 800,000(2)
	8.	Shared voting power 2,052,239(3)
	9.	Sole dispositive power 800,000(2)
	10.	Shared dispositive power 2,052,239(3)
11.	Aggregate amount beneficially owned by each reporting person 2,852,239
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.8%
14.	Type of reporting person (see instructions) OO

(2)	TGC Partners Limited (“TGC Partners”) holds 800,000 ordinary shares of the Company. Peter Tan is the sole member and Managing Director of TGC Partners.
(3)	These shares of held by MOJICA. TGC Partners owns 24.5% of MOJICA.

SCHEDULE 13D/A

CUSIP No. G88685105	Page 4 of 9

1.	Names of reporting persons Peter Tan
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Malaysia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,701,309(4)
	8.	Shared voting power 2,052,239(3)
	9.	Sole dispositive power 1,701,309(4)
	10.	Shared dispositive power 2,052,239(3)
11.	Aggregate amount beneficially owned by each reporting person 3,753,548
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.2%
14.	Type of reporting person (see instructions) IN

(4)	Includes (i) 800,000 ordinary shares of the Company held by TGC Partners (Mr. Tan is the sole member and Management Director of TGC Partners), (ii) 209,643 ordinary shares of the Company held by TGC Financial Partners Limited (“TGC Financial”) (Mr. Tan owns 51% of TGC Financial), (iii) 350,000 ordinary shares held by Mr. Tan, and (iv) options to purchase 341,666 ordinary shares of the Company held by Mr. Tan which have vested or will vest in the next 60 days.

SCHEDULE 13D/A

CUSIP No. G88685105	Page 5 of 9

1.	Names of reporting persons Stephen Zhu
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 2,052,239(5)
	9.	Sole dispositive power
	10.	Shared dispositive power 2,052,239(5)
11.	Aggregate amount beneficially owned by each reporting person 2,052,239(5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.6%
14.	Type of reporting person (see instructions) IN

(5)	These shares of held by MOJICA. Stephen Zhu owns 75.5% of MOJICA.

SCHEDULE 13D/A

CUSIP No. G88685105	Page 6 of 9

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on June 26, 2013 (the “Original Schedule 13D”), by MOJICA LIMITED, TGC Partners Limited, Peter Tan, and Stephen Zhu (collectively, the “Reporting Persons”). This Amendment is filed pursuant to the Joint Filing Agreement as executed by the Reporting Persons (Exhibit 99.1 to the Original Schedule 13D filed on June 26, 2013 is hereby incorporated by this reference.)

Item 1. Security and Issuer.

Item 1 is deleted in its entirety and replaced with the following text:

This statement of beneficial ownership on Schedule 13D (this “Schedule 13D”) relates to ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Tiger Media, Inc., a Cayman Islands company (the “Company”). The principal executive offices of the Company are located at Room 450, East Office Tower, Shanghai Centre, No. 1376 Nan Jing W. Road, Jing’ an District, Shanghai, China, 200040.

Item 2. Identity and Background.

Item 2 is amended by adding the following paragraphs to the item:

The names of the persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

•	MOJICA LIMITED (“MOJICA”);

•	TGC Partners Limited (“TGC Partners”);

•	Peter Tan; and

•	Stephen Zhu.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of June 26, 2013, a copy of which was filed on June 26, 2013 with the Original Schedule 13D as Exhibit 99.1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

MOJICA is a corporation formed under the laws of the British Virgin Islands. The principal business of MOJICA is for the purpose of making and holding investments. The principal business address of MOJICA is Room 450, East Office Tower, Shanghai Centre, No. 1376 Nan Jing W. Road, Jing’ an District, Shanghai, China, 200040. MOJICA is owned 24.5% by TGC Partners and 75.5% by Stephen Zhu.

TGC Partners is a corporation formed under the laws of the British Virgin Islands for the purpose of making and holding investments. The principal business address of TGC Partners is Room 827A, No.55 Xi Li Rd., Free Trade Zone Shanghai China. Mr. Tan is the sole member and Managing Director of TGC Partners.

Mr. Tan’s principal occupation is Chief Executive Officer of the Company and he is a member of the Board of Directors of the Company. Mr. Tan is a citizen of Malaysia. Mr. Tan’s principal business address is Room 450, East Office Tower, Shanghai Centre, No. 1376 Nan Jing W. Road, Jing’ an District, Shanghai, China, 200040.

SCHEDULE 13D/A

CUSIP No. G88685105	Page 7 of 9

Mr. Zhu principal occupation is Chief Operating Officer of China Operations for a Company subsidiary. Mr. Zhu is a citizen of China. Mr. Zhu’s principal business address is Room 450, East Office Tower, Shanghai Centre, No. 1376 Nan Jing W. Road, Jing’ an District, Shanghai, China, 200040.

None of the Reporting Persons has, during the last five years, been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation with respect to such federal or state securities laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following paragraph to the end of the item:

Peter Tan

On November 11, 2013, Mr. Tan received a grant of 350,000 RSUs of the Company. This grant of RSUs fully vested on January 2, 2014. Mr. Tan acquired the securities for investment purposes.

On November 11, 2013, Mr. Tan was granted an option to purchase 150,000 Ordinary Shares of the Company with an exercise price of $1.62 per share. The option vests in three equal annual installments commencing on the first anniversary of the grant date. This option is not exercisable within 60 days of this Amendment to the Schedule 13D.

The source of funds or other consideration used in all transactions described above consists of other sources for each of the individual Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a)-(b) MOJICA is the beneficial owner of 2,052,239 Ordinary Shares of the Company (representing approximately 5.6% of the outstanding shares of the Company as of January 31, 2014). TGC Partners is the beneficial owner of 2,852,239 Ordinary Shares of the Company (representing approximately 7.8% of the outstanding shares of the Company as of January 31, 2014). Peter Tan is the beneficial owner of 3,753,548 Ordinary Shares, including 341,666 stock options which have vested or will vest within 60 days of the filing of this Amendment, of the Company (representing approximately 10.2% of the outstanding shares of the Company as of January 31, 2014). Stephen Zhu is the beneficial owner of 2,052,239 Ordinary Shares of the Company (representing approximately 5.6% of the outstanding shares of the Company as of January 31, 2014).

The number of Ordinary Shares with respect to which each of the Reporting Persons has or shares voting or dispositive power is set forth in Items 7 through 10 of each of the inside cover pages to this Amendment relating to each Reporting Person (which is incorporated into this Item 5 by reference).

SCHEDULE 13D/A

CUSIP No. G88685105	Page 8 of 9

(c) On January 2, 2014, Mr. Tan acquired 350,000 shares of vested RSUs of the Company pursuant to a grant on November 11, 2013.

On November 11, 2013, Mr. Tan was granted an option to purchase 150,000 Ordinary Shares of the Company with an exercise price of $1.62 per share. The option vests in three equal annual installments commencing on the first anniversary of the grant date. This option is not exercisable within 60 days of this Amendment to the Schedule 13D.

As previously described, on February 13, 2012, Mr. Tan received an option to purchase 400,000 Ordinary Shares of the Company with an exercise price of $1.10 per share. The option vests in three equal annual installments commencing on the first anniversary of the grant date. Pursuant to this grant, on February 13, 2014, an additional 133,333 of the options vested.

Except as described in this Amendment, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

SCHEDULE 13D/A

CUSIP No. G88685105	Page 9 of 9

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

MOJICA LIMITED

	By:	/s/ Tan Wei Han
	Name:	Tan Wei Han
	Title:	Director

TGC Partners Limited

	By:	/s/ Peter Tan
	Name:	Peter Tan
	Title:	Managing Director

PETER TAN

/s/ Peter Tan

STEPHEN ZHU

/s/ Stephen Zhu